EXHIBIT 3.1

CERTIFICATE OF AMENDMENT

OF THE BYLAWS OF

INTEGRATED SILICON SOLUTION, INC.

The undersigned, being the Secretary of Integrated Silicon Solution, Inc., a Delaware corporation (the “Company”), hereby certifies that Article III, Section 3.2 of the Bylaws of the Company was amended effective September 7, 2006 by the Board of Directors of the Corporation to provide in its entirety as follows:

“ 3.2 NUMBER AND TERM OF OFFICE

The authorized number of directors shall be not less than five (5) nor more than nine (9). The exact number of directors shall be nine (9) until changed, within the limits specified above, by a bylaw amending this Section 3.2, duly adopted by the board of directors or by the stockholders. The indefinite number of directors may be changed, or a definite number may be fixed without provision for an indefinite number, by a duly adopted amendment to the Certificate of Incorporation or by an amendment to this bylaw adopted by the vote or written consent of holders of a majority of the outstanding shares entitled to vote or by resolution of a majority of the board of directors.

No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires. If for any cause, the directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient at a special meeting of the stockholders called for that purpose in the manner provided in these Bylaws.”

Dated September 7, 2006

By:	/s/ Scott Howarth
Scott Howarth, Secretary